Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

(in thousands, except ratio of earnings (loss) to fixed charges)

	For the Year Ended December 31,
	2011	2010	2009	2008	2007
Fixed charges:
Interest expense	$488,641	$486,567	$852,766	$1,557,654	$2,102,446
Amortization of debt issue expense	1,568	993	1,878	6,440	9,492
Estimated interest portion within rental expense	6,558	7,574	8,316	8,968	8,912
Preference securities dividend requirements of consolidated subsidiaries	—	—	—	—	—

Total fixed charges	$496,767	$495,134	$862,960	$1,573,062	$2,120,850

Earnings:
Income (loss) before income taxes and discontinued operations less equity in income (loss) of investments	$187,089	$(2,402)	$(1,826,815)	$(1,297,381)	$(2,182,951)
Fixed charges	496,767	495,134	862,960	1,573,062	2,120,850
Less:
Preference securities dividend requirements of consolidated subsidiaries	—	—	—	—	—

Earnings (loss)	$683,856	$492,732	$(963,855)	$275,681	$(62,101)

Ratio of earnings (loss) to fixed charges	1.38	1.00	(1.12)	0.18	(0.03)

Excess (deficiency) of earnings (loss) to fixed charges	$187,089	$(2,402)	$(1,826,815)	$(1,297,381)	$(2,182,951)

The ratio of earnings (loss) to fixed charges is computed by dividing fixed charges into income (loss) before income taxes and discontinued operations less equity in the income (loss) of investments plus fixed charges less the preference securities dividend requirement of consolidated subsidiaries. Fixed charges include, as applicable, interest expense, amortization of debt issuance costs, the estimated interest component of rent expense (calculated as one-third of net rent expense) and the preference securities dividend requirement of consolidated subsidiaries.